Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Needham Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 17, 2013

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	THE NEEDHAM FUNDS, INC. (the “Company”) Securities Act Registration No: 033-98310 Investment Company Act Registration No: 811-09114

Dear Ms. Dubey:

This correspondence is being filed in response to oral comments and suggestions made by Staff of the    U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) on October 7, 2013, with respect to the Company’s Post-Effective Amendment (“PEA”) No. 28 to its registration statement.  PEA No. 28 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on August 23, 2013, for the purpose of making modifications to the market capitalization range of portfolio companies in which the Needham Small Cap Growth Fund, a series of the Company, may invest and to make other non-material changes regarding the other two series of the Company – the Needham Growth Fund and The Needham Aggressive Growth Fund (each a “Fund” and, together with the Needham Small Cap Growth Fund, the “Funds”).

In connection with this response to the Staff’s comments, the Company, on behalf of the Funds, hereby states the following:

(1)
The Company acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Company.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Company’s responses.

Prospectus

Needham Growth Fund (“Growth Fund”) – Summary Section

1.	Staff Comment: Please disclose the market capitalization strategy with respect to the issuers in which the Growth Fund invests and any correlating risk factors.

Response:  The Company undertakes to clarify in the Principal Investment Strategies section of its Summary Prospectus that the Growth Fund may invest in companies of any market capitalization.  In addition, the Company undertakes to include the following disclosure after the sentence ending ". . . traded on the NASDAQ System" in the "Principal Investment Strategy – Growth Fund" section of the Statutory Prospectus in the next post-effective amendment to the registration statement:

The Growth Fund may invest in the securities of companies of any market capitalization.

2.
Staff Comment:  In addition to the risks of investing in the healthcare and technology sectors, please disclose the risks associated with investing in the additional market sectors noted in the Principal Investment Strategies disclosure.

Response: The Fund’s investments are most heavily weighted in information technology and secondarily in healthcare.  For this reason the Fund has included specific risks associated with investment in those sectors.  The Fund has included other market sectors as examples of the types of additional market sectors in which the Fund may, but does not necessarily, invest.  In most cases, the Fund invests approximately 5%, or less, in an additional market sector.  The Fund has included risk disclosure that, to the extent it focuses investments in a particular market sector, the Fund will be significantly affected by developments in that sector.  The Company believes that, given the diversity of additional market sectors, and the small percentage of assets typically invested in any one particular market sector (other than information technology or healthcare) general risk disclosure regarding focusing investments in any single market sector provides shareholders with the most appropriate risk information.

3.
Staff Comment: Pursuant to General Instruction B. 4 of Form N-1A and Rule 421(d) under the Securities Act (the “Plain English Rules”), consider using headings for each risk disclosed in the Principal Investment Risks section of the Summary Prospectus.

Response: The Plain English Rules require information in a prospectus to be written in a clear, concise and understandable manner, using, inter alia, descriptive headings and subheadings.  While each risk is not set out under a specific subheading, the section is clearly delimitated by the heading “Principal Investment Risks”, and the narrative form is written in short, concise sentences, without any complicated legal or technical business terminology. The Company, therefore, believes that the information presented in its Summary Prospectus conforms to the Plain English Rules and provides the appropriate, clear and concise information to shareholders.

4.
Staff Comment: If the Growth Fund’s Return After Taxes on Distributions and Redemptions is not greater than the Return Before Taxes, please delete the disclosure from the second paragraph under “Average annual total returns for the periods ended December 31, 2012”.

Response: The Company undertakes to delete the disclosure in its next post-effective amendment to its Registration Statement.

Needham Aggressive Growth Fund (“Aggressive Growth Fund”) – Summary Section

5.	Staff Comment: Because acquired fund fees and expenses (“AFFE”) were 0.00%, consider deleting the footnote to the Annual Fund Operating Expenses table regarding AFFE.

Response: The Company undertakes to delete the footnote in its next post-effective amendment to its Registration Statement.

6.	Staff Comment: The Staff repeats its comments 2 through 4, above, with respect to the Aggressive Growth Fund.

Response: The Company refers the Staff to, and restates its responses to Comments 2 through 4, above, with respect to the Aggressive Growth Fund.

Needham Small Cap Growth Fund (“Small Cap Growth Fund”) – Summary Section

7.	Staff Comment: The Staff repeats its comments 2 through 4, above, with respect to the Small Cap Growth Fund.

Response: The Company refers the Staff to, and restates its responses to Comments 2 through 4, above, with respect to the Small Cap Growth Fund.

8.
Staff Comment:  The Staff believes the portfolio turnover for the Small Cap Growth Fund necessitates active management risk disclosure.  Please include such risk disclosure in the Fund’s Principal Investment Risks section.

Response:  The Company undertakes to include disclosure regarding the risks of active management and higher portfolio turnover in the Principal Investment Risks section of the Summary Prospectus in the next post-effective amendment to its registration statement.

Statutory Prospectus

9.
Staff Comment: Short-selling is disclosed as a principal investment strategy for all Funds.  Please confirm whether interest and dividend expense is included in the fees and expenses table for each Fund.

Response:  The Company confirms that interest and dividend expense has been included in “Total Other Expenses” in the fees and expenses table, as applicable, for each Fund, and is indicated by the sub-caption “Dividends on Short Positions and Interest Expense”, as permitted by instruction 3(c)(iii) to Item 3 of Form N-1A.

10.
Staff Comment: Short-selling is disclosed as a principal investment strategy for all Funds. Consider whether short-selling risk should be included in the Principal Investment Strategies of each Fund’s Summary Section.

Response:  The Company undertakes to include the following disclosure as the last sentence in each Fund's "Principal Investment Strategies" section of the Summary Prospectus in the next post-effective amendment to the registration statement:

The [name of Fund] may engage in short sales.  The [name of Fund] may make a profit or loss depending upon whether the market price of the security sold short decreases or increases between the date of the short sale and the date on which the [name of Fund] replaces the borrowed security.

In addition, the Company undertakes to include the following disclosure as the last sentence in each Fund's "Principal Investment Risks" section of the Summary Prospectus in the next post-effective amendment to the registration statement:

Short sales present the risk that the price of the security sold short will increase in value between the time of the short sale and the time the [name of Fund] must purchase the security to return it to the lender.  The [name of Fund] may not be able to close a short position at a favorable price or time and the loss of value on a short sale is potentially unlimited.

11.	Staff Comment: Pursuant to the “Plain English Rules, consider using headings for each risk disclosed in the Principal Investment Risks section of the Statutory Prospectus.

Response: The Plain English Rules require information in a prospectus to be written in a clear, concise and understandable manner, using, inter alia, descriptive headings and subheadings.  While each risk is not set out under a specific heading, the section is clearly defined by the heading “Principal Investment Risks”, and the narrative form is written in short, concise sentences, without any complicated legal or technical business terminology. The Company, therefore, believes that the information presented in its Statutory Prospectus conforms to the Plain English Rules and provides the appropriate, clear and concise information to shareholders.

12.
Staff Comment:  “Preferred Stock” risk is disclosed under “Principal Risk Factors – All Funds”, but is not disclosed as a principal investment strategy.  Please add appropriate strategy disclosure if investing in preferred stock is a Principal Investment Strategy.

Response: Preferred stock is not a principal investment strategy of any Fund.  The Company undertakes to delete this disclosure from the “Principal Risk Factors – All Funds” section of its Prospectus.

13.
Staff Comment:  Consider moving the disclosure regarding active management and high portfolio turnover for the Small Cap Growth Fund from “Other Risk Factors – All Funds” to the Summary Section, or, alternatively, the Item 9 disclosure regarding Principal Investment Strategies for the Fund in the statutory prospectus.

Response:  Please see the Company’s response to Staff Comment 8, above.  The Company undertakes to make conforming edits to its Statutory Prospectus disclosure regarding active management and high portfolio turnover risk disclosure.

14.	Staff Comment: Add the disclosure required by Form N-1A Item 10(a)(ii) regarding the compensation of the Adviser.

Response: The Company undertakes to add disclosure regarding the aggregate fee paid to the Adviser for the most recent fiscal year, as a percentage of average net assets, in the next post-effective amendment to its Registration Statement.

15.
Staff Comment:  Please delete the word “generally” from the second sentence of the first paragraph under “Net Asset Value”, with respect to the Company’s disclosure about the days on which the net asset value will be determined.

Response: The Company undertakes to make the requested revision in its next post-effective amendment to its registration statement.

16.	Staff Comment: If the $15 wire fee disclosed under “How to Redeem Shares” is charged by a Fund, please include the fee in each Fund’s fee table in the Summary Section.

Response:  The $15 wire fee is deducted from the proceeds received by the specific shareholder requesting the wire. This fee is charged by the Transfer Agent of the Fund for processing the transaction.  It is not a Fund fee, and therefore, has not been disclosed in the Funds’ fee table.

Statement of Additional Information (“SAI”)

1.
Staff Comment:  Short sales are disclosed as a principal investment strategy in the Statutory Prospectus, but are disclosed as a non-principal strategy in the SAI.  Please confirm whether short selling is a principal investment strategy, and make appropriate revisions as necessary.

Response: Although short-selling comprises a relatively small percentage of the Funds’ investments (typically 10% or less), each Fund consistently maintains some level of investment in short-positions, and therefore, consider it a principal investment strategy.  The Company undertakes to remove the short-selling disclosure from its SAI, which provides disclosure regarding investment techniques that are not part of each Fund’s principal strategy.

2.
Staff Comment:  Non-fundamental policy 2 and the paragraph immediately following non-fundamental policy 6, disclosed under “Investment Restrictions”, are elements of diversification and should be fundamental policies for diversified Funds.

Response: Section 8(b)(1)(a) of the Investment Company Act of 1940 requires a registrant to recite its policy with respect to diversification as a matter of fundamental policy.    Although each Fund is a diversified fund as a matter of fundamental policy, the elements of diversification are erroneously disclosed as non-fundamental in the Company’s SAI.  The Company undertakes to revise the disclosure of its fundamental investment policies so that they include disclosure of the elements of diversification.

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Please direct any inquiries regarding this filing to me at (414) 765-6620.  Thank you for your assistance with respect to this matter.

Very truly yours,

/s/ Alia M. Vasquez
Alia M. Vasuez, Esq.
For U.S. Bancorp Fund Services, LLC